PEARSON PLC

80 Strand

London

WC2R 0RL

VIA EDGAR AND E-MAIL

July 10, 2014

Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Pearson plc

Form 20-F for the Year Ended December 31, 2013

Filed March 27, 2014

File No. 001-16055

Dear Ms. Cvrkel,

The following sets out the response of Pearson plc (the “Company”) to the comments set forth in your letter of 17 June 2014 regarding the above referenced filing. For ease of review we have set out each of the comments together with the Company’s response.

Notes to the Consolidated Financial Statements

Note 31. Disposals including business closures, page F-68

1.	We note from the disclosure included in Note 31, that in connection with the transaction in which Pearson and Bertelsmann formed a new consumer publishing business by combining Penguin and Random House to form the Penguin Random House venture, the company determined the fair value of the 47% interest in the associate acquired in the transaction to be £1,160 million which resulted in the recognition of a gain on disposal that has been included in discontinued operations of £202 million during 2013. Please tell us and explain in the notes to your financial statements how you determined the fair value of the 47% equity interest received in this transaction that was used in calculating the gain on disposal recognised in your financial statements. In a related matter, please also explain how you determined the amount of goodwill that was allocated to the Penguin operations that were transferred to the venture as part of this transaction, and which was included in the calculation of the gain recognised on the disposal of Penguin

Response:

A valuation of the Penguin Random House venture was determined during the negotiation of the transaction between the two parent parties. This valuation of the Penguin Random House business was calculated using the income approach, discounting future cash flows to the present value. Three year cash flow projections were prepared for both businesses by country and/or division taking into account the front and backlist trends and extrapolated using long term growth rate assumptions. The cash flows were discounted using discount rates with risk premiums specific to each geographic region. The fair value for accounting purposes used this valuation, updated to reflect the conditions as at the measurement date, July 1, 2013. Key updates to the model were to reflect the discount rates at that date and to incorporate a discount to our share of the total value to reflect our non-controlling minority ownership. The value of the venture was corroborated by external valuers as part of the intangible valuation process, including cross checking the value through comparing implied revenue and EBIT (earnings before interest and tax) multiples to those estimated in a market approach analysis. In future filings the Company will include additional information on the determination of fair value.

REGISTERED OFFICE AT THE ABOVE ADDRESS. REGISTERED IN ENGLAND NUMBER 53723

On the second matter, in accordance with IAS 36, goodwill is allocated to our cash generating units upon an acquisition. The Penguin Group has always been a discrete segment within our reporting and comprised three discrete cash generating units, Penguin US, Penguin UK and Penguin Asia Pacific and International. The goodwill was mainly attributed to Penguin Group’s acquisition of Dorling Kindersley in 2000 and Author Solutions Inc in 2012. There was no goodwill associated with the rest of the Penguin Group as it had been acquired at a time when goodwill was routinely written off to reserves. At December 31, 2012 the goodwill in these three cash generating units had been reclassified as held for sale, and, upon the disposal of Penguin on July 1, 2013 were the same amounts disposed of and included in the calculation of the gain recognised on disposal.

Note 38. Events after the balance sheet date

2.	We note the disclosure on page F-71 which indicates that on February 4, 2014, the Group completed the sale of Mergermarket for £382m. Please tell us and revise to disclose the amount of any gain or loss that was recognised in your financial statement as a result of the sale of this entity. Also, please explain in further detail how the related gain or loss recognised on this transaction was calculated or determined.

Response:

As we disclosed in note 38, the sale of Mergermarket completed on February 4, 2014 and we determine this to be the date that the Company lost control of Mergermarket. IFRS 10, paragraphs B97 to B99, set out the guidance for accounting for the loss of control. We account for the loss of control at February 4, 2014 in accordance with these guidelines, specifically with reference to B98 when calculating the gain on disposal.

IAS 10 gives guidance on treatment of post balance sheet events. The disposal of Mergermarket occurred between the period end and the date when the financial statements were authorized for issue. The standard specifically details in paragraph 22 that acquisitions and disposals are non-adjusting events but they may require disclosure. Paragraph 21 details that for a material non-adjusting event the nature of the event and an estimate of the financial effect should be disclosed. As in prior years the Company disclosed details of the transaction date and consideration for such transactions occurring after the reporting period. An indication of the gain can be determined based on the disclosure of consideration received of £382m in note 38 and the carrying value of the net assets of £141m as at December 31, in note 32. At the point of filing the Form 20-F an assessment of tax on the transaction was in progress and had not been completed. In future filings we will include this information where available in the disclosure.

In the financial statements to December 31, 2013 Mergermarket was still under the control of the Company and was disclosed as an asset held for sale. There was no gain or loss recognised in 2013 relating to this transaction. The accounting for the disposal therefore occurs in the financial year to December 31, 2014 and will be accounted for and disclosed, as required by the appropriate standards, in the financial statements for the year ended December 31, 2014, which will be included in the Company’s Annual Report on Form 20-F for 2014.

In connection with our response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses, please call the undersigned at 011-44-207-010-2341 or Howard Kenny of Morgan, Lewis & Bockius LLP (our U.S. counsel) at (212)-309-6843.

Very truly yours,

/s/ Robin Freestone

Robin Freestone

Chief Financial Officer

cc:	Effie Simpson, SEC

Morgan, Lewis & Bockius LLP

PricewaterhouseCoopers LLP